Red White & Bloom Brands Inc.

Via SEDAR

April 8, 2021

TO ALL REGULATORS AND EXCHANGES

RE: Red White & Bloom Brands Inc. (the "Issuer")
Notice of Meeting and Record Dates

We advise the following with respect to the Issuer's upcoming Meeting of Security Holders:

1	**Meeting Type**	Special
2	**Record Date for Notice of Meeting**	April 15, 2021
3	**Record Date for Voting (If Applicable)**	April 15, 2021
4	**Beneficial Ownership Determination Date**	April 15, 2021
5	**Meeting Date**	May 20, 2021
6	**Meeting Location**	789 West Pender Street, Suite 810 Vancouver, BC V6C 1H2
7	**Voting Securities Details**	
8	**Description (Class)**	Common, Preferred I, and Preferred II
9	**ISIN / CUSIP**	CA75704R1010 / 75704R101 CA75704R2000 / 75704R200
10	**Issuer sending proxy related materials directly to Non-Objecting Beneficial Owners (NOBO's)**	NO
11	**Issuer paying for delivery of Objecting Beneficial Owners (OBO's)**	NO
12	**Notice and Access**	
	Beneficial Holders	NO
	Registered Holders	NO
13	**Material Selection**	Special / Extraordinary Meeting: **All** Shareholders (incl. all materials, special & decliners)

Regards,

"Theo van der Linde"
Theo Van der Linde, CFO
Red White & Bloom Brands Inc.